UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Barbara P. Ruhlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,432,033 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,432,033 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,033 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.97% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes shares held by The Barbara P. Ruhlman Revocable Trust dated 9/21/16 solely due to Ms. Ruhlman’s right to revoke such trust.

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Barbara P Ruhlman Revocable Trust dated 9/21/16
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 827,820
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 827,820
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,820
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.17%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

EXPLANATORY NOTE

This Schedule 13D is filed jointly by Barbara P. Ruhlman and the Barbara P Ruhlman Revocable Trust dated 9/21/16. In this Schedule 13D, Barbara P. Ruhlman and the Barbara P Ruhlman Revocable Trust dated 9/21/16 (the “Trust”) are sometimes referred to individually as the “Reporting Person” and collectively as the “Reporting Persons.” This joint filing shall serve as an original Schedule 13D filing by the Barbara P Ruhlman Revocable Trust dated 9/21/16 and to amend the Schedule 13D most recently filed with the Securities and Exchange Commission by Barbara P. Ruhlman.

Barbara P. Ruhlman filed a Schedule 13G in November 2001 relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”). In March 2004, Barbara P. Ruhlman amended the Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013 and October 2016. All previous Schedule 13G and Schedule 13D filings by Barbara P. Ruhlman are collectively referred to herein as the “Schedule 13D.”

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of the Company, with principal offices at 660 Beta Drive, Mayfield Village, OH 44143.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by the individual shareholder set forth below.

Shareholder/Address	Occupation/Employment
Barbara P. Ruhlman	Director Emeritus of the Company
Preformed Line Products Company	President, Thomas F. Peterson Foundation
660 Beta Drive
Mayfield Village, OH 44143

Barbara P Ruhlman Revocable Trust dated 9/21/16	Not applicable — Trust
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

(d) – (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Barbara P. Ruhlman is a United States citizen and the Trust was formed under the laws of the state of Ohio

Item 3.	Source and Amount of Funds of Other Consideration.

The Trust received the Common Shares as a gift for no consideration from Barbara P. Ruhlman.

Item 4.	Purpose of Transaction.

The increase in shares that may be deemed to be beneficially owned by the Reporting Person reported in this Amendment resulted from a gift of shares for no consideration for estate planning purposes from Barbara P. Ruhlman to the Trust, of which Bernard L. Karr serves as trustee, and Robert G. Ruhlman and Randall M. Ruhlman act as co-Trust Advisors with respect to the investment and voting of such shares.

CUSIP No. 740444 10 4

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	Barbara P. Ruhlman beneficially owns 1,432,033 Common Shares, or 27.97%. The Trust beneficially owns 827,820 Common Shares, or 16.17%.

(b)	Barbara P. Ruhlman has sole voting and dispositive power with respect to 1,432,033 Common Shares, which includes (i) 604,213 Common Shares held through a revocable trust for which Barbara P. Ruhlman is sole trustee and direct beneficiary, and (ii) 827,820 Common Shares, held through the Trust for which Bernard L. Karr serves as trustee and Robert G. Ruhlman and Randall M. Ruhlman act as co-Trust Advisors with respect to the investment and voting of such shares, which the Reporting Person has the right to acquire within 60 days hereof solely due to her right to revoke the Trust.

(c)	None.

(d)	The Reporting Persons, based on their percentage ownership of the Common Shares to which this statement relates, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Persons hold interests that exceed 5% of the Common Shares.

(e)	Not applicable.

The percentages of Common Shares held set forth herein are based on 5,120,394 Common Shares outstanding as of November 1, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Persons’, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2016

By:	/s/ Barbara P. Ruhlman
Barbara P. Ruhlman

By:	/s/ Bernard L. Karr
Bernard L. Karr, as Trustee of the Barbara P Ruhlman
Trust dated 9/21/16

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

The undersigned each hereby agree, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that a Joint Schedule 13D or Schedule 13G and any amendment thereto may be filed on behalf of the undersigned in respect of securities of Preformed Line Products Company (“PLPC”).

KNOW ALL MEN BY THESE PRESENTS: That each of the undersigned has made, constituted and appointed, and by this instrument does make, constitute and appoint, each of ERIC GRAEF, SHELLIE WETZLER, MIKE WEISBARTH AND CARRIE VACCARIELLO, acting individually, as his or her true and lawful attorney, for him or her, and in his or her name, place and stead, to affix, as attorney-in-fact, the signature of the undersigned to reports to the Securities and Exchange Commission on Form ID, Schedule 13D, Schedule 13G and reports on Forms 3, 4, 5 or 144 with respect to transactions or holdings by the undersigned in equity securities issued by PLPC, and to any and all amendments to such reports, giving and granting unto each such attorney-in-fact full power and authority to do and performance every act and thing whatsoever necessary to be done in the premises, as fully as the undersigned might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall revoke any Power of Attorney previously executed by the undersigned regarding the filing of Schedule 13D, Schedule 13G and Forms 3, 4, 5 or 144 with the Securities and Exchange Commission for transactions in PLPC securities, but this revocation does not invalidate any actions taken pursuant to any prior Powers of Attorney.

This Power of Attorney shall expire on the date the undersigned is no longer required to file Schedules 13D, Schedule 13Gs and Form 3, 4, 5 or 144 reports with the Securities and Exchange Commission with respect to holdings of and transactions in securities issued by PLPC, unless revoked in writing prior thereto.

IN WITNESS WHEREOF, this Power of Attorney has been signed at Cleveland, Ohio, this 7 day of December 2016.

/s/ Bernard L. Karr
Bernard L. Karr, trustee under the 2016 Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr dated 9/21/16

/s/ Barbara P. Ruhlman
Barbara P. Ruhlman